

03054807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 181 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40537

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Financial Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 SW Fifth Avenue
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nadine Johnson 503-795-6506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue Suite 3100 Portland, Oregon 97201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nadine Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Financial Center, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Manager
Title

Notary Public


OFFICIAL SEAL
WADE MEADORS
NOTARY PUBLIC-OREGON
COMMISSION NO. 345718
MY COMMISSION EXPIRES MAY 9, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Accountants Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Columbia Financial Center Incorporated
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Accountants

Board of Directors and Stockholder of
Columbia Financial Center Incorporated

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Columbia Financial Center Incorporated (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 9 and 10, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2003

Columbia Financial Center Incorporated
Statement of Financial Condition
December 31, 2002

ASSETS	
Current assets:	
Cash equivalents	$ 192,278
Receivable from affiliates for expenses paid	30,976
Prepaid expenses	15,916
Furniture, fixtures and equipment, net	6,571
Goodwill	50,973
	$ 296,714
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Payable to affiliates for accrued payroll, benefits and other expenses	$ 38,465
Accrued liabilities	16,438
Taxes payable	20,661
Deferred income taxes (Note 3)	615
Total current liabilities	76,179
Commitments (Note 6)	
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 97,643 shares issued and outstanding	-
Capital in excess of par	189,099
Retained earnings	31,436
Total stockholder's equity	220,535
	$ 296,714

The accompanying notes are an integral part of the financial statements.

Columbia Financial Center Incorporated
Statement of Income
For the Year Ended December 31, 2002

Revenue:	
Fees from affiliates	$ 553,870
Interest	2,040
Total revenue	555,910
Expenses:	
Salaries and benefits	233,053
Office and equipment	180,189
Travel and entertainment	53,967
Taxes, other than on income, and licenses	38,630
General and administrative	20,122
Other	24,951
Total expenses	550,912
Income before income taxes	4,998
Income taxes	2,958
Net income	$ 2,040

The accompanying notes are an integral part of the financial statements.

Columbia Financial Center Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Shares issued and outstanding	Capital in excess of par	Retained earnings	Total stockholder's equity
Balance at January 1, 2002	97,643	$ 189,099	$ 29,396	$ 218,495
Net income			2,040	2,040
Balance at December 31, 2002	97,643	$ 189,099	$ 31,436	$ 220,535

The accompanying notes are an integral part of the financial statements.

Columbia Financial Center Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 2,040
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,959
Loss on furniture, fixtures and equipment	1,132
Changes in assets and liabilities:	
Deferred income taxes	12,593
Prepaid expenses	(2,148)
Receivable from affiliates for expenses paid	(30,976)
Payable to affiliates for accrued payroll, benefits and other expenses	9,849
Accrued liabilities	16,438
Taxes payable	(9,634)
Net cash provided by operating activities	8,253
Net increase in cash equivalents	8,253
Cash equivalents, beginning of year	184,025
Cash equivalents, end of year	$ 192,278

The accompanying notes are an integral part of the financial statements.

Columbia Financial Center Incorporated
Notes to Financial Statements

1. The Company and Summary of Significant Accounting Policies

The Company
Columbia Financial Center Incorporated (the Company) is registered as a securities broker pursuant to the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is an indirect wholly-owned subsidiary of Fleet National Bank (FNB). Substantially all of the Company's revenue is received from Columbia Management Co. (CMC) and Columbia Trust Company (CTC), which are affiliates. Revenue is recognized as services are performed.

The Company also has a broker dealer agreement with Provident Distributors, Inc. (PDI), an unaffiliated entity, to distribute the Columbia Family of Mutual Funds. PDI is a registered securities broker and a member of the National Association of Securities Dealers, Inc.

Cash equivalents
The Company considers all money market instruments to be cash equivalents. All cash is held in the Columbia Daily Income Company Mutual Fund, an affiliated entity.

Furniture, fixtures and equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. During the year, the Company changed depreciation methods from an accelerated method to straight-line. This change was the result of a transition from an internal fixed asset accounting system to a fixed asset system maintained by FNB. The effect of this change is not material to the financial statements as a whole and as such accumulated depreciation and prior year retained earnings were not adjusted for this change in accounting principle.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets (useful lives ranging from three to five years). Leasehold improvements are amortized based on the lesser of the useful life or the lease term. Gains and losses on disposals are reflected in operations.

Goodwill
Goodwill is the result of a merger in 1997. The difference between the purchase price and the fair value of net assets at the time of acquisition was allocated to goodwill under the purchase method of accounting. Goodwill is analyzed annually for possible impairment.

Income taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files a consolidated income tax return with FNB. The provision for income taxes is based on an allocation of FNB's consolidated tax liability to the respective companies in the consolidated group as if each company were filing on a separate return basis.

Columbia Financial Center Incorporated
Notes to Financial Statements, Continued

1. The Company and Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Furniture, Fixtures and Equipment

Data processing and communications equipment	$ 57,271
Furniture, fixtures and equipment	24,616
	81,887
Less accumulated depreciation	(75,316)
	$ 6,571

3. Income Taxes

The provision for income taxes consists of the following:

Current	$ (10,587)
Deferred	13,545
	$ 2,958

The effective tax rate is 59% for the year ended December 31, 2002. The provision differs from the statutory rate of 35% primarily due to state and local taxes and the non-deductibility of meals and entertainment expenses for tax purposes.

4. Related-Party Transactions

Certain officers and directors of the Company are also officers and directors of CMC and CTC, both of which are also subsidiaries of FNB.

All expenses of the Company are charged from or paid by FNB or CMC based upon either specifically identifiable costs or using defined allocation methods. Fee revenue from affiliates is received from CMC and CTC based upon services provided to those affiliates.

4. Related-Party Transactions (Continued)

Employees of the Company are eligible to participate in FNB's retirement plans, including the 401(k) Savings Plus Plan and the Cash Balance Pension Plan. Plan contributions are made by FNB.

5. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $143,229, which was $138,155 in excess of its minimum net capital requirement of $5,074, and the ratio of aggregate indebtedness to net capital was 0.53 to 1.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the provisions of that rule.

6. Commitments

The Company holds a noncancelable office space lease for a term of five years expiring October 31, 2005 at a base annual rental of $124,184 plus their proportionate share of additional operating costs and real estate taxes. Gross rental amounts paid during 2002 were $126,717, of which the Company paid $95,631 and CMC paid $31,086.

At December 31, 2002, minimum annual rentals under the operating lease are:

2003	$ 124,184
2004	124,184
2005	103,487
	$ 351,855

Columbia Financial Center Incorporated
Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2002

NET CAPITAL		
Stockholder's equity	$ 220,535	
Less non-allowable assets:		
Prepaid expenses	(15,916)	
Furniture, fixtures and equipment, net	(6,571)	
Goodwill	(50,973)	
Net capital before haircuts on securities	147,075	
Haircuts on securities	(3,846)	
Net capital	$ 143,229	
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 76,179	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
6-2/3% of aggregate indebtedness	$ 5,074	(A)
Minimum dollar net capital requirement	$ 5,000	(B)
Net capital requirement (greater of (A) or (B))	$ 5,074	
Excess net capital	$ 138,155	
Ratio of aggregate indebtedness to net capital	0.53 to 1	

No material differences exist between the audited and unaudited calculations of net capital.

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Columbia Financial Center Incorporated

Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements for Brokers or Dealers
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2002

The Company claims exemption from the provisions of Rule 15c3-3 under Section (k)(1).

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholder of
Columbia Financial Center Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Columbia Financial Center Incorporated (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

PRICEWATERHOUSECOOPERS

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholder, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2003